Exhibit 77(i)

Terms of New or Amended Securities

At the July 29, 2008 Board Meeting, the Board of Directors of ING Series Fund, Inc. (“ISFI”) approved the establishment of ING Alternative Beta Fund. At the September 25, 2008 Board Meeting, the Board of ISFI approved the plans, agreements, and other routine matters necessary to launch the Fund.